

April 11, 2018

Mats Backman
Chief Financial Officer
AUTOLIV INC
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

> **Re: AUTOLIV, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-12933**

Dear Mr. Backman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Items Affecting Comparability, page 36

1. We note from footnote 1 that your reconciliation adjusts the listed GAAP measures for capacity alignments and antitrust measures during 2015-2017, separation of your business segments (2017), and goodwill impairment (2017). Please revise to separately present each adjustment to your GAAP measures rather than disclosing them on an aggregate basis. Your reconciliations within your earnings release furnished on Form 8-K should be similarly revised.

Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 57

2.   Please clarify your statement in the first sentence of the second paragraph that a one-percentage point interest rate increase would reduce net interest expense. It is unclear why an increase in rates would decrease expense. Please advise.

Calculation of Leverage Ratio (Dollars in Millions), page 58

3.   We note your reconciliation of EBITDA for purposes of your leverage ratio calculation begins with income before income taxes. Please be advised earnings is intended to represent net income as presented on the statement of operations under GAAP. In this regard, please revise to begin your EBITDA reconciliation with net income. Refer to Question 103.01 of the updated Compliance and Disclosure Iterpretations with respect to Non-GAAP Financial Measures issued on May 17, 2016 for further guidance. Your reconciliation within your earnings release furnished on Form 8-K should be similarly revised.

Financial Statements
Notes to Consolidated Financial Statements
3. Fair Value Measurements
Assets and Liabilities Measure at Fair Value on a Non-recurring Basis, page 77

4.   Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measures on a nonrecurring basis in a tabular format as required by ASC 820-10-50-8.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-3379 with any questions.

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